Exhibit 12.1

FLYi, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended
	September 30,
	2003	2004
Earnings:
Income before income taxes	$117,054	$(148,836)
Less: Capitalized interest	(841)	(1,808)
Add:
Fixed charges	18,332	25,807
Amortization of capitalized interest	1,202	448

Adjusted earnings	$135,747	$(124,389)

Fixed charges:
Interest expense and capitalized interest	$5,330	$12,288
Amortization of deferred financing costs	374	851
Rent expense representative of interest	12,628	12,668

Total fixed charges	$18,332	$25,807

Ratio of earnings to fixed charges	7.4	— (1)

(1)	Earnings were inadequate to cover fixed charges by $150.2 million for the nine months ended September 30, 2004.